FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Klondex Mines Ltd. (the "Corporation")
1055 West Hastings Street, Suite 2200
Vancouver, British Columbia V6E 2E9

Item 2	Date of Material Change

July 25, 2016

Item 3	News Release

News releases with respect to the material change referred to in this report were issued by the Corporation through Marketwired on July 25, 2016 and July 26, 2016 and copies were subsequently filed under the Corporation's profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 4	Summary of Material Change

On July 25, 2016, the Corporation entered into a definitive membership interest purchase agreement (the "Purchase Agreement") with Klondex Holdings (USA) Inc., an indirect wholly-owned subsidiary of the Corporation ("Klondex USA"), Waterton Nevada Splitter, LLC ("Waterton Splitter") and Waterton Precious Metals Fund II Cayman, LP ("Waterton Fund"), pursuant to which Klondex USA agreed to acquire from Waterton Splitter, all of the membership interests of Carlin Resources, LLC ("Carlin Resources"), the entity that owns, among other assets, the Hollister mine (the "Hollister Mine") and the Esmeralda mine and ore milling complex (the "Esmeralda Mine") located in Northern Nevada (the "Acquisition").

Concurrently with the entering into of the Purchase Agreement, the Corporation entered into a letter agreement, as subsequently amended, with a syndicate of underwriters (the "Underwriters") co-led by GMP Securities L.P. ("GMP") and BMO Capital Markets ("BMO"), as joint bookrunners, pursuant to which the Underwriters agreed to purchase for resale, on a bought deal private placement basis, 22,900,000 subscription receipts of the Corporation ("Subscription Receipts"), at a price of C$5.00 per Subscription Receipt (the "Offering Price"), for aggregate gross proceeds of C$114,500,000 (the "Offering"). The Corporation also granted the Underwriters an option, exercisable in whole or in part up to two business days prior to the closing date of the Offering, to purchase up to an additional 3,000,000 Subscription Receipts at the Offering Price for additional gross proceeds of up to C$15,000,000 (the "Underwriters' Option").

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Acquisition

On July 25, 2016, the Corporation entered into the Purchase Agreement with Klondex USA, Waterton Splitter and Waterton Fund, pursuant to which Klondex USA agreed to acquire from Waterton Splitter, all of the membership interests of Carlin Resources, the entity that owns: (i) the Hollister Mine; (ii) the Esmeralda Mine; (iii) a corporate office located in Winnemucca, Nevada; (iv) a core shed and corporate house; (v) a laboratory located in Lovelock, Nevada; (vi) a mobile fleet of underground mining equipment; and (vii) certain other land interests and related assets.

The Corporation agreed to acquire the membership interests of Carlin Resources in consideration for payment of: (i) US$63,000,000 payable in cash on closing of the Acquisition; (ii) US$17,000,000 payable by delivery of a secured promissory note (the "Promissory Note") on closing of the Acquisition, which Promissory Note will have a four year term, be secured against the Hollister Mine, bear interest at a rate of 6% per annum and be repayable in equal instalments at the end of the second, third and fourth years of the term, or, at the discretion of Klondex USA, payable in cash on the closing of the Acquisition; (iii) subject to approval of the Toronto Stock Exchange (the "TSX") and the NYSE MKT, 5,000,000 warrants (the "Consideration Warrants") to purchase common shares of the Corporation ("Common Shares") to be issued on closing of the Acquisition, which Consideration Warrants will have a 15 ½ year term, be exercisable commencing on the day that is six months after the closing date of the Acquisition, have an exercise price equal to C$6.00 and include a forced conversion provision that requires the holder to convert the Consideration Warrants if the Common Shares trade at or above a 100% premium to the exercise price of the Consideration Warrants for 60 consecutive trading days on the market on which the Common Shares primarily trade; and (iv) subject to approval of the TSX and the NYSE MKT, 2,600,000 Common Shares to be issued on closing of the Acquisition.

In addition to certain other royalty interests, the properties relating to the Hollister Mine are subject to a 1% net smelter returns royalty in favor of affiliates of Waterton Splitter that is payable after 500,000 ounces of gold and gold equivalent have been extracted, and certain properties relating to the Esmeralda Mine are subject to a 3% net smelter returns royalty in favor of affiliates of Waterton Splitter.

Completion of the Acquisition is subject to, among other things: (i) the approval of the TSX and the NYSE MKT; (ii) any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired or been terminated, or clearance otherwise having been granted by the relevant governmental authorities; (iii) the Corporation raising gross proceeds of at least US$65,000,000 in equity financing; (iv) the receipt of all other necessary third party authorizations, approvals and consents; and (v) other customary conditions typical of a transaction of this nature.

The Acquisition is expected to close in the late third or early fourth quarter of 2016.

The Offering

Concurrently with the entering into of the Purchase Agreement, the Corporation entered into a letter agreement, as subsequently amended, with a syndicate of underwriters co-led by GMP and BMO, as joint bookrunners, pursuant to which the Underwriters will purchase for resale, on a bought deal private placement basis, 22,900,000 Subscription Receipts at the Offering Price, for aggregate gross proceeds of C$114,500,000. The Corporation also granted the Underwriters an option, exercisable up to two business days prior to the closing date of the Offering, to purchase up to an additional 3,000,000 Subscription Receipts at the Offering Price for additional gross proceeds of up to C$15,000,000.

Upon the completion, satisfaction or waiver of all material conditions precedent to the Acquisition (other than the payment of the purchase price), and provided that the conditions have been satisfied by the date which is 90 days following the closing date of the Offering, the proceeds of the Offering to be delivered into escrow on the closing of the Offering will be released to the Corporation.

If the Acquisition is completed within 90 days following the closing date of the Offering, each holder of Subscription Receipts will receive, without the payment of additional consideration or the taking of further action on the part of the holder, one special warrant of the Corporation (a "Special Warrant"). Each Special Warrant will entitle the holder thereof to receive upon exercise or deemed exercise, without the payment of additional consideration, one Common Share. The Special Warrants will be exercisable by the holders thereof at any time after the closing date of the Acquisition and all unexercised Special Warrants will be deemed to be exercised on the earlier of: (a) the date that is four months and one day following the closing date of the Offering; and (b) the third business day after the date a receipt is issued for a final prospectus by the securities regulatory authorities in each of the Provinces of Canada where the Subscription Receipts are sold (other than Quebec) qualifying the Common Shares to be issued upon the exercise or deemed exercise of the Special Warrants.

The Corporation will use its commercially reasonable efforts to file a prospectus in order to qualify the Common Shares to be issued upon conversion of the Special Warrants in Canada. It is expected that the prospectus will be filed following the preparation of a technical report in respect of the Hollister Mine, if required in accordance with applicable securities laws, and the preparation of the necessary audited and unaudited financial statements and pro forma financial statements relating to the Acquisition in accordance with applicable securities laws.

The Corporation intends to use the net proceeds of the Offering: (i) to fund the cash purchase price of the Acquisition and replacement of reclamation bonds currently in place with United States and Nevada regulators; (ii) for exploration growth at the Hollister Mine and the Esmeralda Mine; and (iii) development at the Hollister Mine.

The Offering is scheduled to close on or about August 18, 2016 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approvals of the TSX and the NYSE MKT.

The securities to be issued under the Offering will be offered by way of private placement exemptions in all the provinces of Canada and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended. All securities issued pursuant to the Offering, including the Subscription Receipts and the Special Warrants, will be subject to a statutory four-month hold period in accordance with Canadian securities legislation, subject to the prospectus qualification referred to above.

Multilateral Instrument 61-101 – Related Party Transactions

The following insiders of the Corporation (the "Related Parties"), each of whom is an "interested party" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"), have advised the Corporation that they intend to subscribe for Subscription Receipts under the Offering: (i) Paul Huet, the President, Chief Executive Officer and a director of the Corporation, has indicated his intention to subscribe for 2,000 Subscription Receipts; (ii) Barry Dahl, the Chief Financial Officer of the Corporation, has indicated his intention to subscribe for 15,000 Subscription Receipts; (iii) Brian Morris, the Vice President of Exploration of the Corporation, has indicated his intention to subscribe for 2,000 Subscription Receipts; (iv) John Seaberg, the Senior Vice President of Investor Relations and Corporate Development of the Corporation, has indicated his intention to subscribe for 10,000 Subscription Receipts; (v) John Antwi, the Senior Vice President of Strategic Development of the Corporation, has indicated his intention to subscribe for 20,000 Subscription Receipts; (vi) Bill Matlack, a director of the Corporation, has indicated his intention to subscribe for 120,000 Subscription Receipts; and (vii) Blair Schultz, an executive director of the Corporation, has indicated his intention to subscribe for 150,000 Subscription Receipts.

Assuming completion of the Offering (including the exercise of the Underwriters' Option by the Underwriters) and full exercise of the Special Warrants to be issued to each holder of Subscription Receipts upon completion of the Acquisition: (i) Paul Huet will beneficially own, or exercise control or direction over, 468,060 Common Shares, representing approximately 0.27% of the issued and outstanding Common Shares; (ii) Barry Dahl will beneficially own, or exercise control or direction over, 221,425 Common Shares, representing approximately 0.13% of the issued and outstanding Common Shares; (iii) Brian Morris will beneficially own, or exercise control or direction over, 28,600 Common Shares, representing approximately 0.02% of the issued and outstanding Common Shares; (iv) John Seaberg will beneficially own, or exercise control or direction over, 145,000 Common Shares, representing approximately 0.08% of the issued and outstanding Common Shares; (v) John Antwi will beneficially own, or exercise control or direction over, 20,000 Common Shares, representing approximately 0.01% of the issued and outstanding Common Shares; (vi) Bill Matlack will beneficially own, or exercise control or direction over, 1,563,372 Common Shares, representing approximately 0.91% of the issued and outstanding Common Shares; and (vii) Blair Schultz will beneficially own, or exercise control or direction over, 915,800 Common Shares, representing approximately 0.53% of the issued and outstanding Common Shares.

The participation of the Related Parties in the Offering constitutes a "related party transaction" for the purposes of MI 61-101. Such subscriptions will be completed in reliance on (i) an available exemption from the formal valuation requirement of MI 61-101 provided in subsection 5.5(a) of MI 61-101 and (ii) an available exemption from the minority shareholder approval requirement of MI 61-101 provided in paragraph 5.7(1)(a) of MI 61-101. Neither the fair market value of the Subscription Receipts to be issued nor the consideration to be paid for the Subscription Receipts pursuant to the portion of the Offering to be sold to the Related Parties will exceed 25% of the Corporation's market capitalization.

No special committee was established in connection with the Offering. A resolution of the board of directors of the Corporation approving the entering into of the letter agreement in respect of the Offering was passed on July 24, 2016. Paul Huet, Bill Matlack and Blair Schultz, having declared their intent to participate in the Offering, abstained from voting in respect of the resolution. No materially contrary view was expressed or made by any director who voted on the resolution.

The Corporation did not file a material change report more than 21 days before the expected date of the closing of the Offering as the details of the participation by related parties of the Corporation were not settled until the date hereof and the Corporation wishes to close the Offering as expeditiously as possible.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

The following executive officer of the Corporation is knowledgeable about the material change and this report and may be contacted as follows:

Paul Huet
President and Chief Executive Officer
Telephone: 775-284-5757

Item 9	Date of Report

August 4, 2016